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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02021387

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 05 2002 365 MAIL PROCESSING SECTION WASH, D.C.

SEC FILE NUMBER
8- 32653

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2001 (MM/DD/YY) AND ENDING December 31,2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neil Lubarsky & Co., Inc.

(11 015736) Neil Lubarsky

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

202 Mamaroneck Avenue
(No. and Street)

White Plains, NY 10601
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Lubarsky (914) 997 8558
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leo, Ronni S. #057055
(Name — *if individual, state last, first, middle name*)

19 Beaumont Drive, Plainview NY 11803
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil Lubarsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neil Lubarsky & Co., Inc., as of December 31, xxx2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Neil Lubarsky
Signature

President
Title

Donna L. Dunford
Notary Public

DONNA L. DUNFORD
Notary Public, State of New York
No. 4891629
Qualified in Westchester County
Cert. Filed in New York County
Commission Expires May 11, 2003

This report** contains (check all applicable boxes):

- xx (a) Facing page.
- xx (b) Statement of Financial Condition.
- xx (c) Statement of Income (Loss).
- xx (d) Statement of Changes in Financial Condition.
- xxx (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- na (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- xxx (g) Computation of Net Capital
- na (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- na (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- xxx (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- na (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- xxx (l) An Oath or Affirmation.
- na (m) A copy of the SIPC Supplemental Report.
- xx (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEIL LUBARSKY & CO., INC.
Member NASD
202 Mamaroneck Avenue
White Plains, N.Y. 10601
(914) 997-8558

Neil Lubarsky, Esq.
President

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

Schedule B

Assets	
Cash	$10,000.00
Total Assets	$10,000.00
Liabilities	
none	
Capital	
Common Stock	$ 7,000.00
Paid in Surplus	3,000.00
Total Capital	$10,000.00

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Schedule G

Minimum Net Capital Required	$ 5,000.00
Excess Capital	5,000.00
Total Capital	$10,000.00

NEIL LUBARSKY & CO., INC.
Member NASD
202 Mamaroneck Avenue
White Plains, N.Y. 10601
(914) 997-8558

Neil Lubarsky, Esq.
President

STATEMENT OF INCOME AND LOSS
For the Year Ending December 31, 2001

Schedule C

Income		
Commission	$ 6,607.00	
Interest	264.00	
Miscellaneous Income	1,000.00	
Total Income		$ 7,871.00
Less: Expenses		
Professional Dues & Licenses	$ 1,191.oo	
Insurance	362.00	
Taxes	100.00	
Total Expenses		$ 1,653.00
Net Profit		$ 6,218.00

STATEMENT OF CHANGE IN FINANCIAL CONDITION
AS OF December 31,2001

Schedule D

Net Profit	$ 6,218.00
Shareholder's--Sub S Distribution	22,304.00
Decrease in Working Capital	$16,086.00
Decrease in Cash	$16,086.00
Decrease in Working Capital	$16,086.00

NEIL LUBARSKY & CO., INC.
Member NASD
202 Mamaroneck Avenue
White Plains, N.Y. 10601
(914) 997-8558

Neil Lubarsky, Esq.
President

STATEMENT OF CHANGES IN STOCKHODERS' EQUITY
December 31,2001

Schedule E

Stockholders' Equity January 1, 2001	$26,086.00
Add: Net Profit	6,218.00
	$32,304.00
Stockholders' /Sub S Distribution	22,304.00
Stockholder's Equity December 31, 2001	$10,000.00

STATEMENT OF CASH FLOWS
For the Year Ending December 31, 2001

CASH FLOWS FROM OPERATIONS	2001	2000
Net Income	$ 6,218.00	$ 1,155.00
No other Operating Activities	-0-	-0-
Net Cash Provided by Operations	6,218.00	1,155.00
Less: Stockholders' Sub S Distribution	22,304.00	-0-
Net Change in Cash	($16,086.00)	$ 1,155.00
Cash at Beginning of Year	26,086.00	24,931.00
Cash at End of Year	$10,000.00	$26,086.00

516-822-1878

RONNI S. LEO
CERTIFIED PUBLIC ACCOUNTANT
19 BEAUMONT DRIVE
PLAINVIEW, N Y 11803-2507

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 5 2002
WASH, D.C.
365

INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS
NEIL LUBARSKY CO., INC.

I have audited the accompanying balance sheet of NEIL LUBARSKY CO., INC. as of December 31, 2001 and the related statement of income and the related statement of cash flows for the year then ended. These financial statements are the responsibility of the company management. My responsibility is to express an opinion of these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to optain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable bases for my opinion.

In my opinion, the financial statements referred to above fairly, in all material respects, presents the financial position of NEIL LUBARSKY CO., INC. as of December 31, 2001 and the results of operations and the cash flow for the year then ended in conformity with generally accepted accounting principles.

PLAINVIEW, N Y
FEBRUARY 7, 2002

Ronni S Leo, CPA

516-822-1878

RONNI S. LEO
CERTIFIED PUBLIC ACCOUNTANT
19 BEAUMONT DRIVE
PLAINVIEW, N Y 11803-2507

NEIL LUBARSKY CO., INC.
STATEMENT OF MATERIAL DIFFERENCES
DECEMBER 31, 2001

No material differences exist between the computation of the Net Capital and the Computation of the 15c 3-3 Reserve Requirements as reported on the Unaudited pare IIa.

FEBRUARY 7, 2002

Ronni S. Leo, CPA

516-822-1878

RONNI S. LEO
CERTIFIED PUBLIC ACCOUNT
19 BEAUMONT DRIVE
PLAINVIEW, N Y 11803-2507

NEIL LUBARSKY CO., INC.
STATEMENT OF INTERNAL CONTROL INADEQUACIES
DECEMBER 31, 2001

No material inadequacies exist in the accounting system, internal controls or procedures for safeguarding securities.

FEBRUARY 7, 2002

Ronni S. Leo, CPA